Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Shareholders of Minera Andes Inc.:

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Minera Andes Inc. (an exploration stage corporation) as of December 31, 2007 and 2006. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Minera Andes Inc. (an exploration stage corporation) as at December 31, 2007 and 2006 and the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs and cash flows for the years then ended. We have also audited the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs and cash flows for the period from July 1, 1994 (inception) through December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Minera Andes Inc. (an exploration stage corporation) as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended and for the period from July 1, 1994 (inception) through December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Minera Andes Inc.’s (an exploration stage corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Minera Andes Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations or management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and are included in Management’s Report on Internal Control Over Financial Reporting: The Company’s accounting staff do not have sufficient technical accounting and financial reporting expertise as it relates to specific and complex areas within income tax and United States generally accepted accounting principles. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 26, 2008, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained in all material respects effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, B.C. Canada
March 26, 2008

Comments by the Auditors for U.S. Readers on Canada – U.S. Reporting Differences

Public Company Accounting Oversight Board (United States) reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern such as those described in Note 1 of the consolidated financial statements. Our report to the shareholders dated March 26, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, B.C. Canada
March 26, 2008

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	December 31, 2007	December 31, 2006
Current:
Cash and cash equivalents (Note 3)	$23,101,135	$2,244,621
Receivables and prepaid expenses	340,674	268,550
Current project loan receivable (Note 4 (b))	6,860,000	—
Project loan interest receivable	2,357,753	48,330

Total current assets	32,659,562	2,561,501
Mineral properties and deferred exploration costs (Note 4)	8,337,881	5,605,148
Project loan receivable (Note 4 (b))	24,990,000	9,800,000
Investment in Minera Santa Cruz (Note 4 (b))	64,726,565	30,963,692
Equipment, net (Note 5)	40,931	56,212

Total assets	$130,754,939	$48,986,553

LIABILITIES
Current:
Accounts payable and accruals	$2,886,550	$893,880
Current project loan payable (Note 4 (b))	6,860,000	—
Project loan interest payable	2,357,753	48,330
Related party payable (Note 9 (h))	16,905,000	—

Total current liabilities	29,009,303	942,210
Bank Loan (Note 6)	14,591,830	—
Project loan payable (Note 4 (b))	24,990,000	9,800,000
Asset retirement obligation	90,000	45,000

Total liabilities	68,681,133	10,787,210

Commitments and contingencies (Notes 1, 4 and 9)

SHAREHOLDERS’ EQUITY
Share capital (Note 7):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued December 31, 2007—180,974,912 shares Issued December 31, 2006—156,539,415 shares	88,512,349	63,642,152
Contributed surplus – (Notes 2 and 8)	16,007,350	8,440,457
Deficit accumulated during exploration stage	(42,445,893)	(33,883,266)

Total shareholders’ equity	62,073,806	38,199,343

Total liabilities and shareholders’ equity	$130,754,939	$48,986,553

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception)
	December 31, 2007	December 31, 2006	through December 31, 2007
Consulting fees (Note 7 (c))	$426,742	$1,766,655	$4,755,373
Depreciation	8,200	9,157	105,247
Equipment rental	—	—	21,522
Insurance	149,049	75,987	616,920
Legal, audit and accounting fees	812,699	619,729	3,210,858
Materials, supplies and maintenance	—	—	49,260
Office overhead and administration fees	499,228	382,595	3,578,604
Telephone	36,769	34,169	523,861
Transfer agent	22,219	19,728	180,881
Travel	144,437	79,491	770,422
Wages and benefits (Note 7 (c))	736,764	4,064,959	7,717,709

Expenses before under-noted	2,836,107	7,052,470	21,530,657
Finance costs	—	688,712	688,712
Foreign exchange (gain) loss	(699,459)	76,602	(443,929)
Gain on sale of equipment	—	(641)	(112,971)
Gain on sale of mineral property	—	—	(898,241)
Interest income	(225,810)	(193,804)	(1,018,722)
Interest expense	240,130	—	240,130
Loss on equity investment (Note 4 (b))	4,665,885	1,436,468	7,877,099
Project loan interest expense	2,309,423	48,330	2,357,753
Project loan interest income	(2,309,423)	(48,330)	(2,357,753)
Write-off of mineral properties and deferred exploration costs (Note 4 (c), (d))	1,378,284	1,712,633	11,631,152

Net loss for the period	8,195,137	10,772,440	39,493,887

Adjustment for change in accounting for stock-based compensation (Note 2 (l))	—	—	678,569

Accumulated deficit, beginning of period	33,883,266	22,935,359	40,172,456
Adjustment on acquisition of royalty interest	—	—	500,000
Share issue costs (Note 2(g))	74,111	175,467	1,462,843
Incentive warrant payment (Note 7(iii))	293,379	—	293,379
Deficiency on acquisition of subsidiary	—	—	17,215

Deficit accumulated during exploration stage, end of the period	$42,445,893	$33,883,266	$42,445,892

Basic and diluted loss per common share	$0.05	$0.08

Weighted average shares outstanding	164,712,170	141,501,804

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception)
	December 31, 2007	December 31, 2006	through December 31, 2007
Administration fees	$—	$—	$392,837
Assays and analytical	63,723	79,624	1,300,388
Asset retirement obligation	45,000	45,000	90,000
Construction and trenching	187,109	36,265	757,657
Consulting fees	158,709	163,333	1,643,991
Depreciation	28,345	23,340	273,919
Drilling	1,283,643	850,803	3,723,839
Equipment rental	555,667	240,597	1,301,516
Geology	757,041	504,832	5,328,861
Geophysics	—	—	374,960
Insurance	3,687	2,951	264,050
Legal	183,676	125,012	1,139,160
Maintenance	16,472	5,245	209,671
Materials and supplies	193,559	82,572	793,071
Project overhead	210,002	99,946	749,483
Property and mineral rights	45,921	221,334	1,721,338
Telephone	37,597	31,447	203,963
Travel	268,130	215,540	1,804,361
Wages and benefits	72,736	119,766	1,619,710

Costs incurred during the period	4,111,017	2,847,607	23,692,775
Deferred costs, beginning of the period	5,605,148	4,470,174	—
Deferred costs, acquired	—	—	576,139
Deferred costs, contributed to MSC	—	—	(2,320,980)
Deferred costs written off	(1,378,284)	(1,712,633)	(11,631,152)
Mineral property option proceeds, net	—	—	(1,978,901)

Deferred costs, end of the period	$8,337,881	$5,605,148	$8,337,881

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception)
	December 31, 2007	December 31, 2006	through December 31, 2007
Operating Activities:
Net loss for the period	$(8,195,137)	$(10,772,440)	$(39,493,887)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Write-off of incorporation costs	—	—	665
Write-off of deferred exploration costs	1,378,284	1,712,633	11,631,152
Finance costs	—	688,712	688,712
Loss on equity investment	4,665,885	1,436,468	7,877,099
Depreciation	8,200	9,157	105,247
Stock option compensation (Note 7(c))	40,000	5,069,887	6,557,888
Gain on sale of equipment	—	(641)	(112,971)
Gain on sale of mineral properties	—	—	(898,241)
Project loan interest expense	2,309,423	48,330	2,357,753
Project loan interest income	(2,309,423)	(48,330)	(2,357,753)
Change in:
Receivables and prepaid expenses	(72,124)	(172,773)	(340,674)
Accounts payable and accruals	1,520,585	239,841	2,020,232

Cash used in operating activities	(654,307)	(1,789,156)	(11,964,778)

Investing Activities:
Incorporation costs	—	—	(665)
Purchase of equipment	(21,265)	(24,071)	(350,948)
Proceeds from sale of equipment	—	815	15,040
Proceeds from sale of property	—	—	898,241
Mineral properties and deferred exploration	(3,580,453)	(2,777,701)	(22,870,071)
Investment in Minera Santa Cruz	(37,680,628)	(14,128,624)	(69,246,257)

The accompanying notes are an integral part of these consolidated financial statements

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception)
	December 31, 2007	December 31, 2006	through December 31, 2007
Investing Activities- continued:
Changes in due to related party	16,905,000	—	16,905,000
Proceeds from sale of subsidiaries	—	—	9,398
Acquisition of royalty interest	—	—	(500,000)
Mineral property option proceeds	—	—	2,778,901

Cash used in investing activities	(24,377,346)	(16,929,581)	(72,361,361)

Financing Activities:
Shares and subscriptions issued for cash, less issue costs	28,373,300	21,732,863	89,996,471
Bank loan proceeds received	17,500,000	—	21,500,000
Repayment of bank loan	—	(4,000,000)	(4,000,000)
Bank loan interest payable	14,867	(84,064)	(69,197)
Project loan receivable	(22,050,000)	(9,800,000)	(31,850,000)
Project loan payable	22,050,000	9,800,000	31,850,000

Cash provided by financing activities	45,888,167	17,648,799	107,427,274

Increase (decrease) in cash and cash equivalents	20,856,514	(1,069,938)	23,101,135
Cash and cash equivalents, beginning of period	2,244,621	3,314,559	—

Cash and cash equivalents, end of period	$23,101,135	$2,244,621	$23,101,135

The accompanying notes are an integral part of these consolidated financial statements

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception)
	December 31 2007	December 31, 2006	through December 31, 2007
Supplemental disclosure cash flow information:
Capitalized interest paid	$(590,603)	$(152,577)	$(911,588)

Non-cash investing and financing activities and other information:
Stock option compensation (Note 7)	$40,000	$5,069,887	$6,557,888

Capitalized accreted interest expense (Note 6)	$748,130	$371,365	$1,550,503

Depreciation capitalized to mineral properties	$28,345	$23,340	$287,073

Asset retirement obligation	$45,000	$45,000	$90,000

Accrual for finance costs related to MSC	$—	$394,233	$394,233

Adjustment for change in accounting for stock-based compensation (Note 2 (l))	$—	$—	$678,569

Deferred costs, acquired	$—	$—	$576,139

Deferred costs, contributed to MSC	$—	$—	$2,320,980

Shares issued for acquisition	$—	$—	$575,537

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

We are in the business of acquiring, exploring and evaluating mineral properties, and either entering into joint ventures, developing these properties further, or disposing of them when the evaluation is completed. At December 31, 2007, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and began production in the fourth quarter of 2007 at the San José project in Santa Cruz province, southern Argentina. We have a 49% interest in the project and it is operated by our operating partner, Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange).

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete our development, and the future profitable production or disposition thereof. The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern. The use of such principles may not be appropriate because, as of December 31, 2007, there was doubt that we would be able to continue as a going concern.

At December 31, 2007, we had a deficit accumulated during exploration stage of approximately $42.4 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties require significant expenditures prior to the commencement of production. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future and are actively pursuing such additional sources of financing (see Note 7).

Although there is no assurance that we will be successful in these actions, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

2.	SIGNIFICANT ACCOUNTING POLICIES

The statements are expressed in United States dollars because the majority of our exploration activities are incurred in U.S. dollars.

a.	Consolidation/Reporting

These consolidated financial statements include the accounts of Minera Andes Inc., an Alberta Corporation, and all its wholly-owned subsidiaries including its principal subsidiaries, Minera Andes S.A. (“MASA”) and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries.

The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) and are consistent with the accounting principles generally accepted in the United States in all material respects except as outlined in Note 13.

Our investment in Minera Santa Cruz S.A. (“MSC”), an Argentine corporation, is accounted for by the equity method, whereby the Company records its investment and its 49% share of the earnings and losses of MSC. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

b.	Foreign Currency Translation

Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates monetary balances at the rate of exchange at the balance sheet date, non-monetary balances at historic exchange rates and revenues and expense items at average exchange rates except for amortization, which is translated at the historical exchange rate of the corresponding non-monetary assets. The resulting gains and losses are included in the statement of operations in the reporting period.

c.	Cash and Cash Equivalents

We consider cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less. We place our cash and cash equivalents with institutions of high credit worthiness.

d.	Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property is first credited against the carrying value of the property, with any excess included in operations for the period. Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts are payable entirely at the Company’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations. On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. For the year ended December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,378,284 (2006 – $1,712,633) were written off.

e.	Investment

Investments, over which we exert significant influence, are accounted for using the equity method. Under this method, our share of the earnings and losses is included in operations and our investment therein is adjusted by a like amount. Where in management’s opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value. For the years ended December 31, 2007 and 2006, no impairment write-down of investment was required.

f.	Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining–balance basis over estimated useful lives of up to five years to a residual value of 10%.

g.	Share Issue Costs

Commissions paid to underwriters and agents on the issuance of our shares are charged directly to share capital. Other share issue costs, such as accounting, legal, auditing and printing costs, are charged to accumulated deficit.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

h.	Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse to the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, a valuation allowance will be applied.

i.	Basic and Diluted Loss Per Common Share

Basic loss per share is calculated by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

For the years ended December 31, 2007 and 2006, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 29,554,140 (2006 – 22,982,892) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, diluted loss per share is the same as basic loss per share.

j.	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of Canada requires management to make estimates based on information available at the time, and assumptions that affect the reported amount of assets, particularly the recoverability of mineral properties and deferred exploration expenses, investment, and long-lived assets, variable interest entities (“VIE”), asset retirement obligation, stock-based compensation, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from management’s best estimates.

k.	Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, receivables, project loan and interest receivables, accounts payable and accruals, project loan payable, bank loan, related party payable and interest payable. Unless otherwise noted, fair values approximate carrying values for these financial instruments due to the short term nature of the instruments. The fair value of the loan and interest receivable, project loan and interest payable, approximate carrying value because the stated interest rates reflect recent market conditions or because the rates are variable in nature. Unless otherwise stated, it is management’s opinion that the Company is not exposed to significant interest or credit risk from these financial instruments. The Company through its subsidiary, MASA, is operating in Argentina which may give rise to foreign currency risks from fluctuations and the degree of volatility of exchange rates between the United States Dollar and the Argentina Peso.

l.	Stock-Based Compensation

The Company has a stock option plan as described in Note 7. The fair value method is used to determine the expense for stock-based awards granted to employees and non-employees. Under the fair value method, compensation cost is measured at fair value at the date of grant using the Black-Scholes option pricing model with assumptions described in Note 7. The compensation cost is expensed over the vesting period with a corresponding credit to contributed surplus. Consideration paid on the exercise of stock options plus the amount of previously recognized expense is credited to share capital when the options are exercised.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

l.	Stock-Based Compensation - continued

Effective January 1, 2004 we adopted on a retroactive basis without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously we used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby we were only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy was to increase the accumulated deficit at January 1, 2004 by $678,569 with a corresponding increase to contributed surplus.

m.	Asset Retirement Obligations

Effective January 1, 2004, we adopted CICA 3110, “Asset Retirement Obligations” which requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2007 to be $90,000. The present value of the future reclamation obligation assumes a discount rate of 0% due to the uncertainty regarding timing of completion of the reclamation activities.

n.	Long-lived asset impairment

Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value.

o.	Changes in accounting policies

Financial Instruments

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, Financial Instruments- Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges and Section 3861, Financial Instruments- Disclosure and Presentation. The CICA Handbook section 3865 Hedges is also effective January 1, 2007, however, the Company has no hedges in place at this time. These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). Under these new standards, all financial instruments, including

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

o.	Changes in accounting policies - continued

Financial Instruments - continued

derivatives, are recognized on the Company’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Short-term investments are measured at fair value with unrealized gains and losses reported in AOCI. The Company’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, and bank loan) are measured at fair value initially and then the costs are amortized in net income. No adjustments to the Company’s consolidated financial statements were required upon transition to the new financial instruments

Comprehensive income (loss)

Section 1530 introduces a new requirement to present certain temporary gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

p.	Recent accounting pronouncements

Determining the Variability to be Considered in Applying the Variable Interest Entity Standards

In September 2006, The Emerging Issues Committee issued Abstract No. 163, “Determining the Variability to be Considered in Applying AcG-15” (“EIC-163”). This guidance provides additional clarification on how to analyze and consolidate a variable interest entity (“VIE”). EIC-163 concludes that the “by-design” approach should be the method used to assess variability (that is created by risks the entity is designed to create and pass along to its interest holders) when applying the VIE standards. The “by-design” approach focuses on the substance of the risks created over the form of the relationship. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under the VIE standards when a reconsideration event has occurred, effective January 1, 2007. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

p.	Recent accounting pronouncements - continued

Capital Disclosures

In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This Section applies to interim and annual financial statements relating to fiscal years beginning on of after October 1, 2007, and is not expected to have a material impact on the Company’s consolidated financial statements.

Financial Instruments

In December 2006, the CICA issued Section 3863, “Financial Instruments – Presentation”, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and is not expected to have a material impact on the Company’s financial statements.

In March 2007, the CICA issued Section 3862 “Financial Instruments – Disclosures”, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 and is not expected to have a material impact on the Company’s financial statements.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and is not expected to have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting principles with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following in U.S. Dollars:

	2007	2006
Cash on hand – U.S. dollar denominated bank accounts	$18,026,454	$39,317
Cash on hand – Canadian dollar denominated bank account	4,662,456	2,171,293
Cash on hand – Argentina Peso denominated bank accounts	412,225	34,011

	$23,101,135	$2,244,621

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At December 31, 2007, we, through our subsidiaries and investment, hold interests in a total of approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 9. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows: See proceeding pages.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2007 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$3,118,093	$2,234,259	$252,796	$—	$5,605,148
Assays and analytical	55,567	8,156	—	—	63,723
Asset retirement obligation	35,000	10,000	—	—	45,000
Construction and trenching	146,528	40,581	—	—	187,109
Consulting fees	933	13,224	3,025	141,527	158,709
Depreciation	—	—	—	28,345	28,345
Drilling	1,088,606	195,037	—	—	1,283,643
Equipment Rental	496,901	58,683	—	83	555,667
Geology	551,055	172,931	2,360	30,695	757,041
Insurance	—	—	—	3,687	3,687
Legal	1,120	—	—	182,556	183,676
Maintenance	5,022	1,563	—	9,887	16,472
Materials and supplies	149,566	28,029	—	15,964	193,559
Project overhead	34,829	7,004	129	168,040	210,002
Property and mineral rights	13,887	31,700	334	—	45,921
Telephone	3,336	14,417	—	19,844	37,597
Travel	192,283	27,499	—	48,348	268,130
Wages and benefits	12,134	6,066	—	54,536	72,736
Overhead allocation	471,084	230,075	2,353	(703,512)	—
Write-off of deferred costs	—	(1,127,287)	(250,997)	—	(1,378,284)
Balance, end of year	$6,375,944	$1,951,937	$10,000	$—	$8,337,881

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2006 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$1,149,286	$3,099,502	$221,386	$—	$4,470,174
Assays and analytical	44,649	30,380	1,363	3,232	79,624
Asset retirement obligation	35,000	10,000	—	—	45,000
Construction and trenching	36,265	—	—	—	36,265
Consulting fees	8,930	28,537	11,326	114,540	163,333
Depreciation	—	—	—	23,340	23,340
Drilling	507,081	343,722	—	—	850,803
Equipment Rental	161,817	78,780	—	—	240,597
Geology	352,226	100,432	3,464	48,710	504,832
Insurance	—	—	—	2,951	2,951
Legal	2,821	—	—	122,191	125,012
Maintenance	4,051	390	—	804	5,245
Materials and supplies	46,286	20,984	4,326	10,976	82,572
Project overhead	10,130	1,408	2,213	86,195	99,946
Property and mineral rights	192,501	26,367	2,466	—	221,334
Telephone	3,910	4,268	22	23,247	31,447
Travel	135,765	24,813	467	54,495	215,540
Wages and benefits	23,319	8,824	—	87,623	119,766
Overhead allocation	404,056	168,485	5,763	(578,304)	—
Write-off of deferred costs	—	(1,712,633)	—	—	(1,712,633)
Balance, end of year	$3,118,093	$2,234,259	$252,796	$—	$5,605,148

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

a.	San Juan Project

The San Juan Province project comprises four properties totaling 48,547 ha (2006 – 35,856 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Land holding costs for 2008 are estimated at $6,600.

Expenditures in 2007, as in 2006, were primarily for an exploration program at the Los Azules project. In November 2007, Minera Andes signed a definitive Option Agreement over the Los Azules porphyry copper project with Xstrata Copper (“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

	2007	2006
Investment in MSC, beginning of year	$30,963,692	$17,505,938
Plus:
Deferred costs incurred	2,217,758	1,272,222
Advances during the year	36,211,000	13,622,000
Loss from equity investment (i)	(4,665,885)	(1,436,468)

Investment in MSC, end of year	$64,726,565	$30,963,692

(i)	Loss from equity investment is the Company’s 49% share in the loss from operations in MSC.

The San José project area is made up of one cateo and 46 manifestations of discovery totaling 40,499 ha. The cateos are located in the western half of the province of Santa Cruz. All of the cateos are controlled 100% by MSC a holding and operating company set up under the terms of an agreement with Hochschild (formerly Mauricio Hochschild & Cia. Ltda. (“MHC”) through October 2006). Any production from these lands may be subject to a provincial royalty.

In October of 2000, following completion of a 30-day due diligence period under a memorandum of understanding, MHC exercised an option to enter into a joint venture (“JV”) on the project.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

On March 15, 2001, Minera Andes signed an option and joint venture agreement with MHC for the exploration and possible development of Minera Andes’ epithermal gold-silver exploration land package at El Pluma/Cerro Saavedra (now referred to as San José), including Huevos Verdes.

Under the agreement, in July 2003 MHC earned a 51% ownership in the JV by spending a total of $3 million, including a minimum of $100,000 per year on exploration targets within the JV, other than Huevos Verdes. In addition, MHC was to make semiannual payments totaling $400,000 per year until pilot plant production was achieved. In September 2004, an amendment to the agreement stated such payments should be made until a positive feasibility study for the development of a mine on the property was obtained by MSC and the board of MSC made a decision to construct the mine. In October 2005, MSC completed a positive feasibility study for the development of a mine on the property and in December 2005, the board of MSC made a decision to construct the mine such that the semiannual payments totaling $400,000 per year are no longer payable by MHC.

Following MHC’s vesting at 51% ownership, Minera Andes opted to participate in the development of the project on a pro-rata basis.

In the fourth quarter of 2003, Minera Andes notified MHC of our intent to subscribe for additional equity in MSC, so as to maintain a 49% interest. Minera Andes made investments of $16.9 million, (payments of $13.6 million and $11.3 million) in 2007, 2006 and 2005, respectively, to fund our 49% interest in the project. The $16.9 million was paid subsequent to year end.

Expenditures in 2005 consisted of drilling, detailed topographic surveys, detailed mapping and sampling, and development work. Development work included completion of the shafts and additional work related to pre-feasibility and feasibility studies. Expenditures in 2007 and 2006 were primarily for construction of the mine plus a 28,000 and 20,000-meter drilling programs to increase reserves, respectively.

During 2006, the project loan with Standard Bank Plc. and Bayerische Hypo-und Vereinsbank AG to fund the San José project was terminated and a new facility was structured with Macquarie Bank Limited (“Macquarie”) in February 2006. Minera Andes agreed to pay break fees of $572,000 of which $200,000 had been paid and the balance accrued as at December 31, 2006.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006 subject to a successful public offer by Hochschild. Hochschild agreed to pay the break fees to Standard Bank Plc. and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced, as soon as reasonably practical, with a permanent financing of $65 million or such higher amount as agreed to by Minera Andes and Hochschild. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild will lend 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan is $9.8 million. Therefore, the Company has recorded the note payable to Hochschild along with a note receivable from MSC for the same amount.

As at December 31, 2007, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent on the project. The Company’s 49% share of the project was $31.8 million.

The future minimum payments for the next three years are:

2008	$6,860,000
2009	17,150,000
2010	7,840,000

$31,850,000

c.	Chubut Projects

We hold 1 (2006 – 1) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2006 – 1,480 ha). Expenditures in 2007 and 2006 relate primarily to land maintenance costs. As at December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $250,997 (2006 – $nil) were written-off.

d.	Santa Cruz Projects

We currently control 15 (2006 – 15) cateos and 29 (2006 – 40) manifestations of discovery totaling 73,195 ha (2006 – 102,789 ha) in the Santa Cruz province. Land holding costs for 2008 are estimated at $3,600. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2007 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,127,287 (2006 – $1,712,633) were written-off.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

5.	EQUIPMENT

	December 31, 2007			December 31, 2006
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Field Equipment	$100,952	$88,099	$12,853	$94,309	$70,791	$23,518
Office Equipment	120,320	92,242	28,078	105,698	73,004	32,694

Total	$221,272	$180,341	$40,931	$200,007	$143,795	$56,212

6.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie Bank Ltd. (“Macquarie”). All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant is exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn $0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed capital. Total debt discount for both tranches was $610,000.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.	BANK LOAN - continued

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn $0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn $0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

The debt discount was accreted and capitalized to our investment in MSC (Note 4) over the term of the debt using the effective interest rate method.

In March 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

In October 2007, we received a fourth tranche of $10,000,000 from Macquarie bank of which $8,526,000 was for the development of the San José project and $1,474,000 was for general purposes. The commercial terms of the fourth tranche include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% p.a. and mature on September 30, 2009. In addition, Minera Andes provided share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to October 22, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.	BANK LOAN - continued

The bank loan and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Bank loan, initial and second tranche, being the balance at December 31, 2005	$4,000,000	$371,365	$3,628,635
Accretion of debt discount	—	(371,365)	371,365
Repayment of bank loan	(4,000,000)	—	(4,000,000)

Bank loan at December 31, 2006	$—	$—	$—

Issuance of Bank loan, third and fourth tranche	$17,500,000	$3,656,300	$13,843,700
Accretion of debt discount	—	(748,130)	748,130
Repayment of bank loan	—	—	—

Bank loan at December 31, 2007	$17,500,000	$2,908,170	$14,591,830

As at December 31, 2007, interest expense incurred of $479,974 (2006—$152,377), and accreted interest expense related to the debt discount of $627,459 (2006 – $371,365) were capitalized to the Investment in MSC (Note 4 (b)). Interest expense of $119,459 (2006—$nil) and accreted interest expense of $120,671 (2006—$nil) for general purposes were expensed into net loss during the year ending December 31, 2007.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Issued, Allotted and/or Subscribed:

	Shares	Value
Balance, December 31, 2005*	108,484,137	$41,679,110
Issued for cash on exercise of options (ii)	860,000	379,163
Issued for cash on exercise of warrants (ii)	32,065,957	16,706,597
Issued for cash on exercise of broker warrants (ii)	1,972,632	1,111,282
Issued for cash (i)	13,156,689	3,766,000

Balance, December 31, 2006	156,539,415	$63,642,152
Issued for cash on exercise of options	1,650,0000	789,237
Issued for cash on exercise of warrants (iii)	8,904,852	7,106,556
Issued for cash on exercise of broker warrants	—	—
Fair value of warrants granted for private placement (Note 8)	—	(3,058,362)
Fair value of warrants granted to agents (Note 8)	—	(152,918)
Fair value of options granted to agents (Note 8)	—	(365,934)
Issued for cash (Dec07 private placement Cdn$1.55 each) (iv)	13,880,645	20,551,618

Balance, December 31, 2007	180,974,912	$88,512,349

* refer to Note 7(b) in the December 31, 2006 Consolidated Financial Statements for a full continuity of share capital transactions since inception

i.	On March 8, 2006, we completed the second private placement with Mr. McEwen and sold 13,156,689 units at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$4,367,430 ($3,766,000). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) March 8, 2008. The 6,578,345 purchase warrants issued with the second private placement were exercised on May 5, 2006.

The agents received a cash commission of 5% of the gross proceeds of the financing and 322,339 broker warrants, equal to 2.45% of the aggregate number of units sold. Each broker warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.55 per

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL – continued

common share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) March 8, 2008. All of the 322,339 broker warrants were exercised by the end of 2006.

ii.	During 2006, we issued 860,000 shares for the exercise of stock options at weighted average exercise price of Cdn$0.51 per share; 32,065,957 shares for the exercise of purchase warrants at weighted average exercise price of $0.59 and 1,972,632 shares for the exercise of broker warrants at weighted average exercise price of $0.65 for total proceeds of $18,197,042.

iii.	In February 2007, the shareholders approved a warrant exercise incentive program. The Corporation received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Corporation.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Corporation at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months. The fair value calculated to be $293,379 was recorded as a capital transaction with a corresponding entry to contributed surplus as an incentive warrant payment.

For those warrant holders who did not take part in the incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

iv.	On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million.

On December 21, 2007 the first closing was completed. The first closing was completed for Cdn$21.515 million by issuing 13,880,645 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”).

The Finders received a cash commission of 5% of the gross proceeds or $1,075,781. The Finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. The fair value of the agent options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value calculated to be $365,934 was recorded with a corresponding entry to contributed surplus. A total of 13,880,645 common shares have been issued pursuant to the final closing of the private placement, and 6,940,322 common shares will be reserved for issuance on the exercise of the warrants and the 694,032 units for exercise of the Agent’s Options.

v.	Subsequent to year end on January 29, 2008, the second closing was completed. The second closing was completed for Cdn$12.079 million by issuing 7,778,023 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Agents and Finders received a 5% commission. The Agents and Finders also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 7,778,023 common shares have been issued pursuant to the second closing of the private placement, and 3,896,511 common shares will be reserved for issuance on exercise of the warrants and 389,651 units for issuance on the exercise of the Agent’s Options.

vi.	During 2007, we issued 1,650,000 shares for the exercise of stock options at weighted average exercise price of Cdn$0.52 ($0.48) per share and 8,904,852 shares for the exercise of purchase warrants at weighted average exercise price of Cdn$0.91 ($0.80).

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

vii.	The third and final closing of the private placement was completed on February 11, 2008 and sold 427,000 units at a price of Cdn$1.55 per unit for gross proceeds of Cdn$661,850. The final closing was non brokered private placement. Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four month hold period. The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Finders received a cash commission of 5% of the gross proceeds. The Finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 427,000 common shares have been issued pursuant to the final closing of the private placement, and 213,500 common shares will be reserved for issuance on the exercise of the warrants and the 21,350 units for exercise of the Agent’s Options.

c.	Stock Options

The aggregate number of shares to be delivered upon exercise of all options granted under our stock option plan (“the Plan”) shall not exceed 10% of our issued and outstanding Common Shares up to a maximum of 15,169,643 (2006 – 15,169,643) shares. No participant may be granted an option under the Plan which exceeds the number of shares permitted to be granted pursuant to rules or policies of any stock exchange on which the Common Shares is then listed.

Under the Plan, the exercise price of the shares covered by each option shall be determined by the directors and shall not be less than the closing price of our Common Shares on the stock exchange or stock exchanges on which the shares are listed on the last trading day immediately preceding the day on which the stock exchange is notified of the proposed issuance of option, less any discounts permitted by the policy or policies of such stock exchange or stock exchanges. If an option is granted within six months of a public distribution of our Common Shares by way of prospectus, then the minimum exercise price of such option shall, if the policy of such stock exchange or stock exchanges requires, be the greater of the price determined pursuant to the provisions of the Plan and the price per share paid by the investing public for our Common Shares acquired by the public during such public distribution, determined in accordance with the policy of such stock exchange or stock exchanges.

Options granted under the Plan will not be transferable and, if they are not exercised, will expire one (1) year following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or ninety (90) days after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

At December 31, 2007, 1,198,643 (2006 – 1,448,643) options were available for grant under the Plan.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

A summary of the status of the Plan as of December 31, 2007 and 2006, and changes during the years ended on those dates is:

	2007	2006
	Options	(Cdn) Weighted Avg. Exercise Price		Options	(Cdn) Weighted Avg. Exercise Price
Outstanding at beginning of year	11,615,000	$1.03		6,745,000		$0.54
Granted	250,000	$1.73		5,825,000		$1.51
Exercised	(1,650,000)	$0.52		(860,000)		$0.51
Expired	—	$—		(95,000)		$0.56

Outstanding at end of year	10,215,000	$1.13		11,615,000		$1.03

Exercisable at end of year	9,965,000	$1.13		11,615,000		$1.03

Weighted average grant-date fair value of options granted during the year		Cdn$ $	0.16 (0.15)		Cdn$ $	0.90 (0.87)

The weighted average remaining contractual life of outstanding options is 3.4 years at December 31, 2007 (2006 – 4.0 years).

At December 31, 2007 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

Number of Shares	Exercise Price	Expiry Date
990,000	Cdn$0.59	December 5, 2008
1,055,000	Cdn$0.55	September 10, 2009
20,000	Cdn$0.61	December 14, 2009
1,635,000	Cdn$0.60	December 28, 2010
5,825,000	Cdn$1.51	December 27, 2011
250,000	Cdn$1.73	September 12, 2012
440,000	Cdn$0.31	March 21, 2013

10,215,000

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.	SHARE CAPITAL - continued

During 2007 and 2006, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants.

	2007	2006
Dividend yield (%)	—	—
Expected volatility (%)	59.6	77.4
Risk-free interest rates (%)	4.4	4.0
Expected lives (years)	5.0	5.0

In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $40,000 ($40,000 to wages and benefits and $nil to consulting fees) and $5,069,887 ($3,662,838 to wages and benefits and $1,407,049 to consulting fees) during the years ended December 31, 2007 and 2006, respectively.

d.	Warrants

	2007		2006
	Warrants	(Cdn) Wgt. Avg. Exercise Price	Warrants	(Cdn) Wgt. Avg. Exercise Price
Outstanding and exercisable at beginning of year	11,367,892	$0.85	36,505,798	$0.61
Purchase warrants	15,835,054	$2.11	8,578,344	$0.84
Brokers’ warrants	—	—	322,339	$0.55
Exercised	(8,904,852)	$0.91	(34,038,589)	$0.59

Outstanding and exercisable at end of year	18,298,094	$1.91	11,367,892	$0.85

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$2.41 (2006 – Cdn$0.50 to Cdn$1.80) with a weighted average contractual life of 1.68 years at December 31, 2007 (2006 – 2.32 years).

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8.	CONTRIBUTED SURPLUS

During 2007, the Company adopted prospectively, the fair value method of accounting for private placement and broker’s warrants. Under this method, the Company charged $7,537,750 in 2007 of private warrant expense to share capital with an offset credit to contributed surplus.

Contributed surplus transactions for the respective years are as follows:

	2007	2006
Balance, beginning of year	$8,440,457	$2,736,570
Stock-based compensation	40,000	5,069,887
Debt discount - Tranche 3	1,731,100	—
Debt discount - Tranche 4	1,925,200	—
Early incentive exercise of warrants	293,379	—
Fair value of warrants granted to McEwen	—	634,000
Fair value of warrants granted for private placement - 1st closing	3,029,219	—
Fair value of warrants granted to agents	152,918	—
Fair value of options granted to agents	365,934	—

Balance, end of year	$15,978,207	$8,440,457

9.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	We rent office space in Spokane, Washington for $2,150 per month with a commitment through December 2007, with option to renew for $2,150 per month through June 2009.

c.	We rent office space in Vancouver, British Columbia, Canada for Cdn$900($889) per month, without a commitment.

d.	We rent office space in Argentina for $1,089 per month with a commitment through August 2008.

e.	We rent storage space in Argentina for $2,700 per month consisting of one $1,500/month commitment through June 2010 and another $1,200/month commitment through December 2009.

f.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

g.	On November 8, 2007, we entered into an agreement with a consultant that requires the payment of $30,000 per month for the term of the agreement. The term is unspecified and can be cancelled at any time after February 2008.

h.	We are obligated to fund our 49% of the costs at San Jose that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007. The Company paid this amount in January 2008. As of December 31, 2007, we do not expect to have further cash calls as the Company is now operating and plant expansion costs are to be paid from cash flow of the operation.

During 2007, MSC signed agreements with third party providers relating to the development of the San Jose/ Huevos Verdes project. Our 49% portion of these commitments is approximately $16 million.

10.	RELATED PARTY TRANSACTIONS

During 2007, we incurred the following transaction with a related party: legal fees to a director totaling $62,344 (2006—$55,839). The above noted transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

11.	INCOME TAXES

The tax effects of the temporary differences that give rise to our future tax assets and liabilities are as follows:

	2007	2006
Net operating losses	$6,306,400	$6,452,400
Equipment	4,400	5,300
Undeducted financing costs	681,200	423,400
Deferred exploration costs	114,800	45,800
Valuation allowance	(7,106,800)	(6,926,900)

Future tax assets (liabilities)	$—	$—

The provision for income taxes differ from the amount established using the statutory income tax rate as follows:

	2007	2006
Income benefit at Cdn statutory rate	$(2,796,200)	$(3,621,800)
Foreign income taxes at other than Cdn statutory rate	31,500	64,100
Non-deductible equity pickup	1,633,100	502,800
Permanent difference	33,800	—
Non-deductible stock option compensation	11,200	1,874,000
Effect in statutory rate change	(257,300)	(61,600)
Increase in valuation allowance	1,343,900	1,242,500

Future income tax recovery	$—	$—

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

11.	INCOME TAXES - continued

The Company’s future tax assets include approximately $2,430,000 (2006—$1,260,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The valuation allowance as at December 31, 2007 was decreased by $1,164,000 (December 31, 2006—$447,500), representing the tax effect of the share issuance costs incurred in the period and the expiry of loss carry forwards.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2007 and December 31, 2006.

As at December 31, 2007, the Company had estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
Argentina	$8,600,000	2008 -2012
Canada	$7,800,000	2008 -2027

These consolidated financial statements do not reflect the potential effect on future income taxes of the application of these losses.

12.	COMPARATIVE FIGURES

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.	Compensation Expense Associated with Release of Shares from Escrow

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow based upon the number of shares eligible for release and the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares become eligible for release from escrow based on deferred exploration expenditure in accordance with the Escrow Agreement and with the consent of the TSX Venture Exchange (the Company became listed on the TSX Exchange in 2007). During the years ended December 31, 2007 and 2006 and for the period from July 1, 1994 (inception) through December 31, 2007, we would have recorded compensation expense of $nil, $nil and $6,324,914, respectively, under U.S. GAAP.

b.	Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. Our investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, we presented the effect of expensing all deferred exploration costs through December 31, 2005 as a reconciling item between U.S. and Canadian GAAP.

c.	Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because share-based stock option awards to employees, a predominate form of stock compensation for us, were not recognized as compensation expense under APB 25.

Statement 123R requires the cost of the award, as determined on the date of grant at fair value, to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The grant-date fair value of the award will be estimated using an option-pricing model. The Company adopted the statement using the modified-prospective method on January 1, 2006. The Company currently discloses the effect of expensing stock options under a fair value approach using the Black-Scholes pricing model in Note 7(c) to these Condensed Consolidated Financial Statements.

For U.S. GAAP, prior to the adoption of Statement 123R, the Company continued to follow Accounting Principle Board Opinion No. 25 “Accounting for stock issued to employees” and related interpretations to account for stock options issued to employees. In accordance with Emerging Issues Task Force (“EITF”) 00-23 Issue 31, variable accounting was required since options issued with an exercise price denominated in a currency other then its functional currency is not considered fixed. Under variable accounting, the intrinsic value of the options issued to employees was measured on each balance sheet date, with the adjustment charged to the Statement of Operations.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

d.	Warrants

In connection with the private placements of 13,880,645 units which were issued in December 2007. No such warrants were issued in 2006. Under U.S. GAAP, the warrants were valued on the closing date of the private placements, respectively, using the Black-Scholes option pricing model with the following weighted average assumptions:

Agent Warrants
2007
Number of Warrants	6,940,322
Risk-free rate	3.85%
Dividend yield	Nil %
Volatility factor of the expected market price of the Company’s common shares	59%
Weighted average expected life of the warrants (months)	24
Value of warrants	$3,029,219

The value of the agent warrants was charged as commission against share capital as share issuance costs per our accounting policy; thus there is no effect on shareholder’s equity.

e.	Bank Loan

Under Canadian GAAP, the corresponding entry to record the debt discount of $1,731,000 related to the third tranche warrants and $1,925,200 related to the fourth tranche warrants granted to Macquarie in connection with a credit facility (Note 6) was charged to contributed surplus.

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2 Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), which states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with SFAS No. 5, Accounting for Contingencies and SFAS No. 14, Reasonable Estimation of the Amount of a Loss. Prior to FSP EITF 00-19-2, under US GAAP, as the Company is required to maintain its listed company status as part of the loan covenant, in accordance with Emerging Issues Task Force (“EITF”) 00-19, the fair value of the first and second tranche warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is remeasured on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit.

For the year ended December 31, 2007, the accounting treatment for the third and fourth tranche warrants was consistent with Canadian GAAP (classified in equity rather than in liability) as a result of the application of FSP EITF 00-19-2 and the Company’s change from a domestic filer to a foreign private issuer.

Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a straight line basis over the term of the debt. This would result in a net increase of $2,908,170 (2006—$nil) as at December 31, 2007 in total assets under U.S. GAAP as compared to Canadian GAAP. Total assets under U.S. GAAP purposes were $96,450,070 as at December 31, 2007 (2006 – $24,618,463).

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

For 2006, under Canadian GAAP, the corresponding entry to record the debt discount of $346,200 related to the first tranche warrants and $263,800 related to the second tranche warrants granted to Macquarie in connection with a credit facility (Note 5) was charged to contributed surplus. Under U.S. GAAP, as the Company is required to maintain its listed company status as part of the loan covenant, in accordance with Emerging Issues Task Force (“EITF”) 00-19, the fair value of the warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is remeasured on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit. Both the first and second tranche warrants were exercised during 2006 so no liability was associated with the warrants as at December 31, 2006. For the year ended December 31, 2006, the effect of remeasurement was to increase the fair value of the liabilities associated with the warrants by $1,754,639 (2005—$704,892) which was debited to the Statement of Operations and Accumulated Deficit. On March 2, 2006, Macquarie exercised all of the second tranche warrants. The fair value of the liability associated with the second tranche warrants as at March 2, 2006 was $1,451,623. On December 8, 2006, Macquarie exercised all of the first tranche warrants. The fair value of the liability associated with the first tranche warrants as at December 8, 2006 was $1,617,908. Upon exercise of the warrants, the associated liability was transferred to shareholders’ equity. Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a straight line basis over the term of the debt.

This would result in a net increase of $nil as at December 31, 2006 in total assets under U.S. GAAP as compared to Canadian GAAP. Total assets under U.S. GAAP purposes were $24,618,463 as at December 31, 2006. For the year ended December 31, 2006, these GAAP differences related to the valuation and classification of warrants and differences in accounting treatment of deferred financing costs would result in total liabilities under U.S. GAAP purposes to have no difference from liabilities under Canadian GAAP of $10,787,210. Total assets and liabilities under U.S. GAAP as at December 31, 2006 were not affected by these adjustments as the warrants were exercised by this date.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

The fair value of the first tranche warrants, as at December 8, 2006, was calculated to be $1,617,908 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.89%; expected volatility of 99.55% and an expected life of 23 days. The fair value of the second tranche warrants, as at March 2, 2006, was calculated to be $1,451,623 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 57.34% and an expected life of 17 months. Upon exercise of the warrants, the fair value was transferred to shareholders’ equity.

f.	Derivative instruments and hedging activities:

Prior to January 1, 2007 under Canadian GAAP, the Company did not have any qualified derivative instruments and hedging activities. During the year, the Company’s equity investment in MSC had a forward contract on metal prices against the London Bullion Exchange embedded into their revenue contracts. There is currently no difference in accounting between Canadian GAAP and US GAAP in respect of derivatives held by the Company that do not qualify for hedge accounting. Unlike Canadian GAAP, however, the Company recognized all of its derivative instruments (whether designated in hedging relationships or not, or embedded within hybrid instruments) at fair value on the Consolidated Balance Sheet for US GAAP purposes. Under US GAAP, the accounting for changes in the fair value (ie. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as fair value hedges, the effective portion of the change in the fair value of the derivative is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or form commitment. For cash flow hedges, the effective portion of the changes in the fair value of the derivative is accumulated in Other Comprehensive Income until the variability in cash flows being hedged is recognized in earnings in future accounting periods.

g.	Income taxes related to the above adjustments:

The income tax adjustment reflects the impact on income taxes on the US GAAP adjustments described above. Accounting for income taxes under Canadian GAAP and US GAAP is similar, except that income tax rates of enacted of substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.

h.	Income tax consequences of stock-based employee compensation:

Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as in item that reconciles the statutory income tax rate to the Company’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

i.	New Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below.

FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, amends Financial Accounting Standard Board (FASB) interpretation No.48, Accounting for Uncertainty in Income Tax, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The FSP is to be adopted upon initial adoption of FIN 48 with retroactive treatment if required.

The Company adopted FIN 48 on January 1, 2007, consistent with the provisions of the FSP, with no cumulative effect adjustment recorded at adoption. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48. FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense calculation. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

In September 2006, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”—an amendment of FASB Statement No. 87, 88, 106 and 132R (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The guidance in this FSP is applicable to entities in all industries. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The implementation of FSP No. AUG AIR-1, effective January 1, 2007, did not have a material impact on the Company’s consolidated financial statements.

In February 2007 the FASB issued SFAS No.159, “Fair Value Option for Financial Assets and Financial Liabilities”—including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

j.	Impact on Consolidated Financial Statements

The impact of the above on the consolidated financial statements is as follows:

	Dec. 31, 2007	Dec. 31, 2006
Shareholders’ equity, end of year, per Canadian GAAP	$62,073,806	$38,199,343
Adjustment for mineral properties and deferred exploration costs	(8,337,881)	(5,605,148)
Adjustment for mineral property and deferred exploration cost portion of investment	(28,875,158)	(18,762,942)
Loss on revaluation of liability for warrants subject to registration rights	—	(2,459,531)
Adjustment arising upon exercise of warrants subject to registration rights	—	3,069,531
Adjustment for the debt discount	—	(610,000)

Shareholders’ equity (Capital Deficit), end of year, per U.S. GAAP	$24,860,767	$13,831,253

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

	Year Ended		Period from July 1, 1994 (inception)
	Dec. 31, 2007	Dec. 31, 2006	through December 31, 2007
Net loss for the period, per Canadian GAAP	$(8,195,137)	$(10,772,440)	$(39,493,887)
Adjustment for acquisition of Scotia	—	—	(248,590)
Adjustment for compensation expense	—	—	(5,453,160)
Gain (Loss) on revaluation of liability for warrants subject to registration rights	—	(1,754,639)	(2,459,531)
Adjustment for deferred exploration costs, net	(2,732,733)	(1,134,974)	(8,337,881)
Adjustment for investment	(10,112,216)	(1,257,004)	(28,875,158)
Adjustment for variable intrinsic value	—	—	(304,925)

Net loss for the period, per U.S. GAAP	$(21,040,086)	$(14,919,057)	$(85,173,132)

Basic and diluted net loss per common share, per U.S. GAAP	$(0.13)	$(0.11)

	Dec. 31, 2007	Dec. 31, 2006
Total liabilities, per Canadian GAAP	$68,681,133	$10,787,210
Adjustment for the debt discount	3,656,300	610,000
Adjustment for amortization of debt discount	(748,130)	(610,000)
Adjustment to recognize warrant liability	—	610,000
Loss on revaluation of liability for warrants subject to registration rights	—	2,459,531
Adjustment arising upon exercise of warrants subject to registration rights	—	(3,069,531)

Total liabilities, per U.S. GAAP	$71,589,303	$10,787,210

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

	Dec. 31, 2007	Dec. 31, 2006
Total assets, per Canadian GAAP	$130,754,939	$48,986,553
Adjustment for mineral properties and deferred exploration costs	(8,337,881)	(5,605,148)
Adjustment for mineral property and deferred exploration cost portion of investment	(28,875,158)	(18,762,942)
Adjustment for deferred financing costs	3,656,300	610,000
Amortization of deferred financing costs	(748,130)	(610,000)

Total assets, per U.S. GAAP	$96,450,070	$24,618,463

	Dec. 31, 2007	Dec. 31, 2006	Period from July 1, 1994 (inception) through December 31, 2007
Cash flows used in operating activities under Canadian GAAP	$(654,307)	$(1,789,156)	$(11,964,778)
Adjustment related to investment	(9,364,086)	(885,639)	(27,686,730)
Adjustment arising from exercise of warrants subject to registration rights	(3,580,453)	(2,777,701)	(22,870,071)

Cash flows used in operating activities under U.S. GAAP	$(13,598,846)	$(5,452,496)	$(62,521,579)

Cash flows used in investing activities under Canadian GAAP	$(24,377,346)	$(16,929,581)	$(72,361,361)
Adjustment related to mineral properties	9,364,086	885,639	27,686,730
Adjustment related to mineral properties	3,580,453	2,777,701	22,870,071

Cash flows used in investing activities under U.S. GAAP	$(11,432,807)	$(13,266,241)	$(21,804,560)

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

14.	SUBSEQUENT EVENTS

Subsequent events not disclosed elsewhere in the consolidated financial statements are as follows:

a.	Investment in Minera Santa Cruz S.A. (MSC joint venture) – the San José Project

Subsequent to year end, the San Jose Project has begun production. During the fiscal year 2007, the expenses related to the construction of the operations and related interest expense on the debt has been capitalized as the plant had not been placed in mine operations. In 2008, expenses related to the operations of the plant and the interest expense will be expensed as incurred.

b.	Issuance of stock options

On February 14, 2008, 100,000 stock options were granted to an employee at a share price of Cdn$1.35. The options will vest every six months from the February 14, 2008 grant date to February 14, 2010.